March 31, 2025

Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F. Street, N.E.
Washington, D.C. 20549

Attention: Jennifer Thompson and Hugh West

Re:     PHINIA Inc.
Form 10-K for the Fiscal Year Ended December 31, 2024
Form 8-K Filed February 13, 2025
File No. 001-41708

Dear Ms. Thompson and Mr. West:

This letter from PHINIA Inc. (“we” or the “Company”) is in response to comments from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) received by letter dated March 19, 2025, relating to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2024 (the “Form 10-K”) and the Company’s Form 8-K filed February 13, 2025 (the “Form 8-K”).

For your convenience, we have restated the comments from the Staff in bold type and have followed each comment with the Company’s response thereto.

Form 10-K for the Fiscal Year Ended December 31, 2024

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

1.We note your presentation of adjusted net earnings per diluted share on page 32 and have the following comments:

•Please revise future filings to clearly identify this measure as a non-GAAP measure. Refer to Rule 100(b) of Regulation G, along with the first bullet point under Question 100.05 of our Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

The Company respectfully acknowledges the Staff’s comment and will revise future filings to clearly identify adjusted net earnings per diluted share as a non-GAAP measure within the introductory paragraph above the reconciliation of net earnings per diluted share to adjusted net earnings per diluted share. By way of illustration, we provide an example as if this had been included in our Form 10-K for the period ended December 31, 2024, at the bottom of the response to comment 1.

•We note you present "Adjusted earnings per diluted share" as a bold heading within your analysis of Results of Operations on a consolidated basis. Please revise future filings to first provide a bold heading and brief discussion of GAAP earnings per diluted share to avoid giving prominence to the non-GAAP measure. Refer to Item 10(e)(1)(i)(A) of Regulation S-K, along with the fourth bullet point under Question 102.10(a) of our Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

The Company respectfully acknowledges the Staff’s comment and will revise future filings to first provide a bold heading for GAAP net earnings per diluted share before providing the same for non-GAAP adjusted net earnings per diluted share.

The Company will also revise the introductory paragraph above the reconciliation of net earnings per diluted share to adjusted net earnings per diluted share in future filings to include a brief discussion of GAAP net earnings per diluted share for each applicable financial statement period prior to the discussion of non-GAAP adjusted net earnings per diluted share, which will give equal or greater prominence to the GAAP measure within this section of the Results of Operations analysis.

By way of illustration, we provide an example as if this had been included in our Form 10-K for the period ended December 31, 2024, at the bottom of the response to comment 1.

•The introductory sentence above your reconciliation indicates that the adjusting items in this non-GAAP measure are "not reflective of the Company's ongoing operations." Since the line item titled "intangibles amortization expense" appears to represent normal, recurring amortization of certain intangible assets with 14-15 year useful lives, your current disclosure does not appear to fully explain why you believe this non-GAAP measure provides useful information to your investors. Please refer to Item 10(e)(1)(i)(C) of Regulation S-K and revise future filings accordingly.

The Company respectfully acknowledges the Staff’s comment and will revise future filings by expanding the adjusted net earnings per diluted share discussion to include additional details as to why we believe this non-GAAP measure and its exclusion of intangibles amortization expense is useful information to investors. Specifically, the Company will add details explaining that the intangibles amortization expense excluded from the non-GAAP measure pertains to acquisition-related intangible assets and includes non-cash expenses that the Company does not use to evaluate core operating performance. By way of illustration, we provide an example as if this had been included in our Form 10-K for the period ended December 31, 2024, at the bottom of the response to comment 1.

•We note you provide on page 4 some broad statements regarding non-GAAP financial measures contained in your Form 10-K. To the extent these disclosures are intended to satisfy any of the disclosure requirements of Item 10(e) of Regulation S-K for your presentation of adjusted net earnings per diluted share on page 32, for the ease of your investors, please revise future filings to either provide a cross-reference to your disclosures on page 4 or consider moving the disclosures that currently appear on page 4 to be in close proximity to your presentation of adjusted net earnings per diluted share on page 32.

The Company respectfully acknowledges the Staff’s comment and will revise future filings to include the statement regarding the Company's use of non-GAAP financial measures directly above the earnings per diluted share and adjusted earnings per diluted share section of the Results of Operations analysis.

By way of illustration, we provide the below example of our updated presentation of adjusted net earnings per diluted share as if this had been included in our Form 10-K for the period ended December 31, 2024 (changes underlined for emphasis):

Use of Non-GAAP Financial Measures
This Form 10-K contains information about PHINIA’s financial results that is not presented in accordance with accounting principles generally accepted in the United States (GAAP). Such non-GAAP financial measures are reconciled to their most directly comparable GAAP financial measures in this Form 10-K. The reconciliations include all information reasonably available to the Company at the date of this Form 10-K and the adjustments that management can reasonably predict.

Management believes that these non-GAAP financial measures are useful to management, investors, and banking institutions in their analysis of the Company's business and operating performance. Management also uses this information for operational planning and decision-making purposes.

Non-GAAP financial measures are not and should not be considered a substitute for any GAAP measure. Additionally, because not all companies use identical calculations, the non-GAAP financial measures as presented by PHINIA may not be comparable to similarly titled measures reported by other companies.

Net earnings per diluted share and adjusted net earnings per diluted share
The Company’s net earnings per diluted share was $1.76 and $2.17 for the years ended December 31, 2024 and 2023, respectively.The Company's adjusted net earnings per diluted share was $3.86 and $4.19 for the years ended December 31, 2024 and 2023, respectively. The Company defines adjusted net earnings per diluted share, a non-GAAP measure, as net earnings per diluted share adjusted to exclude: (i) the tax-effected impact of restructuring expense, separation and transaction costs, impairment charges, other net expenses, and other gains, losses and tax amounts not reflective of the Company’s ongoing operations; and (ii) acquisition-related intangibles amortization expense because it pertains to non-cash expenses that the Company does not use to evaluate core operating performance. Management believes that adjusted net earnings per diluted share is useful to investors in assessing the Company’s ongoing financial performance, as it provides improved comparability between periods through the exclusion of certain items that management believes are not indicative of the Company’s core operating performance.

	Year Ended December 31,
	2024	2023
Net earnings per diluted share	$1.76	$2.17
Separation and transaction costs	0.69	1.70
Amortization of acquisition-related intangibles	0.63	0.60
Loss on debt extinguishment	0.49	—
Asset impairments	0.47	—
Restructuring expense	0.31	0.26
Royalty income from Former Parent	—	(0.36)
(Gains) losses for other one-time events	(0.16)	0.06
Tax effects and adjustments	(0.33)	(0.24)
Adjusted net earnings per diluted share	$3.86	$4.19

Liquidity and Capital Resources, page 33

2.We note your analysis of cash flows from operating activities on page 34. Please revise future filings to provide a more informative discussion and analysis of cash flows from operating activities, including changes in working capital components, for the periods presented. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Also ensure that your disclosures are not merely a recitation of changes evident from the cash flow statements. Refer to Item 303(a) of Regulation S-K and Section IV.B. of SEC Release No. 33-8350.

The Company respectfully acknowledges the Staff’s comment and will revise future filings to enhance the discussion and analysis of cash flows from operating activities, including but not limited to, drivers of changes in components of working capital between periods.

By way of illustration, we provide the below example as if this had been included in our Form 10-K for the period ended December 31, 2024 (changes underlined for emphasis):

Net cash provided by operating activities was $308 million and $250 million in the years ended December 31, 2024 and 2023, respectively. The increase for the year ended December 31, 2024, compared with the year ended December 31, 2023, was primarily due to improved working capital and higher net earnings adjusted for non-cash items. The changes in working capital were primarily due to initiatives to drive improvements in accounts receivable management and inventory turnover which resulted in increases in operating cash flows.

Form 8-K Filed February 13, 2025
Exhibit 99.1, page 1

3.We note the presentation of various non-GAAP financial measures within your earnings release and have the following comments:

•Please tell us where you have made the disclosures required by Item 10(e)(1)(i)(C) of Regulation S-K, or revise future earnings releases to clearly provide such disclosures. If the definition of each non-GAAP measure seen on pages 9-10 is intended to satisfy this requirement, please revise future earnings releases to better explain why each non-GAAP measure provides useful information to your investors. To the extent any such explanation indicates the adjustments are for items "not reflective of the Company's ongoing operations" but the adjustments include normal, recurring amortization expense, please revise future earnings releases to provide a more robust explanation that addresses why you believe the exclusion of amortization expense provides useful information to your investors.

The Company respectfully acknowledges the Staff’s comment and will expand the definitions of non-GAAP measures for future filings to enhance our explanation on why management believes each non-GAAP measure provides useful information to investors. With respect to intangibles amortization expense, the Company will expand the definitions of certain non-GAAP measures to address why we believe the exclusion of acquisition-related intangibles amortization expense provides more useful information to investors.

By way of illustration, we provide the below example as if this had been included in our earning release furnished as Exhibit 99.1 to our Form 8-K filed February 13, 2025 (changes underlined for emphasis):

Adjusted EBITDA and Adjusted EBITDA Margin
The Company defines adjusted earnings before interest, taxes, depreciation and amortization (EBITDA) as net earnings less interest, taxes, depreciation and amortization, adjusted to exclude the impact of restructuring expense, separation and transaction costs, other postretirement income and expense, equity in affiliates' earnings, net of tax, impairment charges, other net expenses, and other gains and losses not reflective of our ongoing operations. Adjusted EBITDA margin is defined as adjusted EBITDA divided by adjusted sales. Management utilizes adjusted EBITDA and adjusted EBITDA margin in its financial decision-making process and to evaluate performance of the Company's consolidated results. Management also believes adjusted EBITDA and adjusted EBITDA margin are useful to investors in assessing the Company’s ongoing consolidated financial performance, as they provide improved comparability between periods through the exclusion of certain items that management believes are not indicative of the Company’s core operating performance.

Adjusted Operating Income and Adjusted Operating Margin
The Company defines adjusted operating income as operating income adjusted to exclude: (i) the impact of restructuring expense, separation and transaction costs, impairment charges, other net expenses, and other gains and losses not reflective of the Company’s ongoing operations; and (ii) acquisition-related intangibles amortization expense because it pertains to non-cash expenses that the Company does not use to evaluate core operating performance. Adjusted operating margin is defined as adjusted operating income divided by adjusted sales. Management utilizes adjusted operating income and adjusted operating margin as key performance measures of segment income and for planning and forecasting purposes to allocate resources to our segments. Management believes these measures provide useful information to investors, as they are reflective of the operational profitability or loss of our segments.

Adjusted Sales
The Company defines adjusted sales as net sales adjusted to exclude certain agreements with our former parent that were entered into in connection with the spin-off. Management believes that adjusted sales is useful to investors, as it provides improved comparability between periods through the exclusion of certain temporary agreements with our former parent that are not indicative of the Company’s ongoing operations.

Adjusted Net Earnings and Adjusted Net Earnings Per Diluted Share
The Company defines adjusted net earnings and adjusted net earnings per diluted share as net earnings and net earnings per share adjusted to exclude: (i) the tax-effected impact of restructuring expense, separation and transaction costs, impairment charges, other net expenses, and other gains, losses and tax amounts not reflective of the Company’s ongoing operations; and (ii) acquisition-related intangibles amortization expense because it pertains to non-cash expenses that the Company does not use to evaluate core operating performance. Management believes that adjusted net earnings and adjusted net earnings per diluted share are useful to investors in assessing the Company’s ongoing financial performance, as they provide improved comparability between periods through the exclusion of certain items that management believes are not indicative of the Company’s core operating performance.

Adjusted Free Cash Flow
The Company defines adjusted free cash flow as net cash provided by operating activities after adding back adjustments related to the ongoing effects of separation-related transactions, less capital expenditures, including tooling outlays. Management believes that adjusted free cash flow is useful to investors in assessing the Company's ability to service and repay its debt and return capital to shareholders. Further, management uses this non-GAAP measure for planning and forecasting.

•We note that several of your non-GAAP measures include adjustments for "separation and transaction costs" and "(gains) losses for other one-time events." We further note that the exact nature of these items is not immediately apparent from their titles, such that additional narrative may be needed to clarify what these adjustments represent. Please revise future earnings releases to provide your investors with additional detail about the nature of these adjustments, such as the additional context and descriptions provided within Note 4 to the audited financial statements in your Form 10-K.

The Company respectfully acknowledges the Staff’s comment and will revise future filings to include additional details about the nature of “separation and transaction costs” and “(gains) losses for other one-time events”. Specifically, for each of these adjustments the Company will include footnotes within each reconciliation table describing the adjustments.

By way of illustration, we provide the below example as if this had been included in our earning release furnished as Exhibit 99.1 to our Form 8-K filed February 13, 2025:

Net Earnings to Adjusted Net Earnings (Unaudited)
(in millions)
	Three Months Ended December 31,		Year Ended December 31,
	2024	2023	2024	2023
Net earnings	$5	$33	$79	$102

Separation and transaction costs[1]	7	(4)	31	80
Amortization of acquisition-related intangibles	7	7	28	28
Loss on extinguishment of debt	—	—	22	—
Asset impairment	21	—	21	—
Restructuring expense	3	2	14	12
(Gains) losses for other one-time events[2]	(11)	3	(7)	3
Royalty income from Former Parent	—	—	—	(17)
Tax effects and adjustments	(1)	(5)	(15)	(11)

Adjusted net earnings	$31	$36	$173	$197
_______________________________________________________
1 Separation and transaction costs primarily relate to professional fees and other costs associated with the separation of the Company, including the management of certain historical liabilities allocated to the Company in connection with the spin-off.
2 (Gains) losses for other one-time events are primarily due to insurance recoveries and associated losses related to a supplier fire.

We appreciate the Staff's assistance in our compliance with applicable disclosure requirements and enhancing the overall disclosures in our filings. Should the Staff have any questions or comments regarding our responses, please feel free to contact me at 1-248-732-1900.

Sincerely,

Chris P. Gropp
Vice President and Chief Financial Officer
PHINIA Inc.